UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street, St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☑         FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐         NO ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Item 5.07.	Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2015 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 28, 2015, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the Annual General Meeting.

Proposal 1 – The election of eleven nominees to the Company’s Board of Directors each for a term of one year.

The eleven (11) nominees named in the definitive proxy statement were elected to serve as directors until the 2016 annual meeting. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Robert A. Minicucci	126,581,463	3,672,528	1,667,271	6,171,817
Adrian Gardner	126,938,201	3,433,699	1,549,364	6,171,815
John T. McLennan	127,434,839	3,427,179	1,059,244	6,171,817
Simon Olswang	128,157,122	2,214,517	1,549,624	6,171,816
Zohar Zisapel	129,279,238	1,582,902	1,059,122	6,171,817
Julian A. Brodsky	129,535,552	1,326,030	1,059,680	6,171,817
Clayton Christensen (1)	128,785,166	2,076,618	1,059,478	6,171,817
Eli Gelman	128,859,791	2,004,000	1,057,471	6,171,817
James S. Kahan	127,136,774	3,725,355	1,059,133	6,171,817
Richard T.C. LeFave	129,923,665	937,966	1,059,631	6,171,817
Giora Yaron	129,923,962	939,818	1,057,483	6,171,816
(1)	Dr. Christensen’s term will commence on April 1, 2015

Proposal 2 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.155 per share to $0.17 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.155 per share to $0.17 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining
137,020,326	11,411	1,061,333

Proposal 3 – The approval of an extension of the term of the Company’s stock option plan to January 2025.

The shareholders approved an extension of the term of the Company’s stock option plan to January 2025. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
118,725,093	12,137,288	1,058,884	6,171,814

Proposal 4 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2014.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2014. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining
136,248,369	17,982	1,826,723

Proposal 5 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2015, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2015, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining
136,313,023	695,099	1,084,952

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew Smith
Matthew Smith Secretary and Authorized Signatory

Date: February 3, 2015